SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                    FORM 11-K

                                   (Mark One)


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

     For the fiscal year ended December 31, 2004

                                                                     or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from           to

Commission file number:    001-12351

Full title of the Plan and address of the Plan, if different from that of the issuer noted below:

                             METRIS RETIREMENT PLAN

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              METRIS COMPANIES INC.
            10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534

Financial Statements and Exhibits

(a)     Financial Statements

        The Metris Retirement Plan (the "Plan") became effective as of January 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2004 and 2003.

(b)     Exhibits
        (23)  Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                Metris Retirement Plan
                                     (Name of Plan)


                                By:/s/Richard G. Evans
                                   Richard G. Evans
                                   on behalf of the 401(k) Committee
                                   (f/k/a Retirement Benefits Committee),
                                   as Plan Administrator
Dated: June 28, 2005

                             Metris Retirement Plan


                 Financial Statements and Supplemental Schedule


                           December 31, 2004 and 2003

                             METRIS RETIREMENT PLAN

                                TABLE OF CONTENTS






Report of Independent Registered Public Accounting Firm........................1

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to the Financial Statements..............................................4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

Consent of Independent Registered Public Accounting Firm......................12

             Report of Independent Registered Public Accounting Firm



The Plan Administrator
Metris Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Metris Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  KPMG LLP


Minneapolis, Minnesota
June 28, 2005

                             Metris Retirement Plan

                Statements of Net Assets Available for Benefits

                                                           December 31,
                                                    2004                2003
Assets:                                         -----------         -----------
  Investments, at fair value:
    Mutual funds                               $ 30,193,745        $ 25,800,084
    Metris Companies Inc. common stock            6,029,672           2,705,625
    Participant loans                             1,202,796             928,276
                                                -----------         -----------
  Total investments held by trustee              37,426,213          29,433,985

  Accrued investment income                           5,730               3,555
  Contribution receivable:
    Employer                                         73,981              76,917
    Employees                                       126,410             140,717
                                                -----------         -----------
Net assets available for benefits              $ 37,632,334        $ 29,655,174
                                                ===========         ===========

               See accompanying Notes to the Financial Statements.


                                      Metris Retirement Plan

                      Statements of Changes in Net Assets Available for Benefits
                                                                                          Year Ended
                                                                                          December 31,
                                                                                    2004               2003
                                                                                ------------       ------------
Contributions:
  Employer                                                                      $  2,457,457       $  3,284,028
  Employee                                                                         4,457,640          5,732,904
Rollovers                                                                            181,967            322,789

Investment income:
  Dividends                                                                          215,216            171,625
  Interest                                                                           238,507            243,861
  Net realized and unrealized appreciation in fair value - Mutual Funds            2,221,888          3,937,009
  Net realized and unrealized appreciation in fair value - Metris Companies Inc.
  common stock                                                                     4,120,438          1,539,601
                                                                                ------------       ------------
  Total investment income                                                          6,796,049          5,892,096

Benefits paid to participants                                                     (5,891,383)        (5,051,016)
Transfers-out                                                                         (2,061)        (2,726,545)
Change in excess contributions payable                                                    --             75,063
Administrative fees                                                                  (22,509)           (68,172)
                                                                                ------------       ------------
  Increase in net assets available for benefits                                    7,977,160          7,461,147

Net assets available for benefits:
  Beginning of year                                                               29,655,174         22,194,027
                                                                                ------------       ------------
  End of year                                                                   $ 37,632,334      $  29,655,174
                                                                                ============       ============

                         See accompanying Notes to the Financial Statements.

                             Metris Retirement Plan

                        Notes to the Financial Statements
                           December 31, 2004 and 2003

(1) Summary Description of the Plan

The following description of the Metris Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which commenced activity on January 1, 1997, is a defined contribution plan sponsored and administered by Metris Companies Inc. and subsidiaries (the "Company").

(a)      Eligibility

         Employees may enroll in the Plan as of their hire date, or anytime thereafter. Payroll deductions begin as soon as administratively feasible subsequent to enrollment. Participants are eligible to receive Company matching contributions immediately following enrollment.

(b)      Contributions

         For the Plan years ended December 31, 2004 and 2003, employees could contribute from one to fifteen percent of their compensation before federal income taxes to the Plan through payroll deductions. The Company is required to make a matching cash contribution equal to 100% of an employee's contribution up to 4% of the match-eligible contribution, as defined in the Plan agreement. Company matching contributions vest immediately.

         Employees are limited by Internal Revenue Service ("IRS") regulations as to the amount they can invest into tax-deferred plans, including the Metris Retirement Plan. For the Plan years ended December 31, 2004 and 2003, employee contributions were limited to $13,000 and $12,000, respectively. Employees who reached the age of 50 by December 31 were eligible to make additional catch-up contributions of $3,000 and $2,000 for the Plan years ended December 31, 2004 and 2003, respectively. Payroll deductions are suspended when an employee's contributions meet these IRS limitations. Contributions made by highly compensated employees, as defined by the IRS, are also limited by IRS regulations. However, with the adoption of the "Safe-Harbor Plan Amendment" effective January 1, 2003, these limits no longer apply. As a result, there are no excess contributions payable in the Statements of Net Assets Available for Benefits at December 31, 2004 and 2003, and for the Plan year ended December 31, 2004, there was no change in excess contributions payable on the Statements of Changes in Net Assets Available for Benefits.

(c)      Investment Elections

         Participants may change their investment elections at any time. The investment options available as of December 31, 2004 were as follows:

              Scudder Balanced Fund - The Scudder Balanced Fund generally maintains a 50%-75% weighting in common stocks, with the remaining percentage in investment-grade bonds and other fixed-income investments.

              Scudder Stock Index Fund - The Scudder Stock Index Fund invests in stocks within the Standard & Poor's ("S&P") 500 Stock Index or in other mutual funds that appropriately mirror the S&P 500 Stock Index in their risk weightings.

              Scudder Large Company Growth Fund - The Scudder Large Company Growth Fund invests primarily in the stocks of medium to large-sized U.S. companies with prospects for maintaining greater-than-average earnings, strong financial positions and relatively little debt over time.

              Scudder Stable Value Fund - The Scudder Stable Value Fund invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

              Scudder International Fund - The Scudder International Fund invests primarily in foreign companies with strong earnings growth and attractively priced shares.

              Janus Enterprise Fund - The Janus Enterprise Fund normally invests 50% of its equity assets in securities issued by companies whose market capitalizations fall within the range of companies making up the S&P Mid-Cap 400 Index.

              PIMCO Total Return Fund - The PIMCO Total Return Fund invests in fixed income securities and can include U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers and money market instruments.

              MFS Value Fund - The MFS Value Fund invests, under normal market conditions, at least 65% of its total assets in income-producing equity securities that management believes are undervalued relative to their long-term potential. The MFS Value Fund may also invest up to 35% of its total assets in fixed-income securities.

              Strong Opportunity Fund - The Strong Opportunity Fund invests at least 70% of its net assets in equity securities.

              Metris Companies Inc. Common Stock Fund - The Metris Companies Inc. Common Stock Fund invests in the common stock of Metris Companies Inc.

(d)      Loans

         Participants in the Metris Retirement Plan have the option of borrowing against their account balances as defined in the Plan agreement. Participants are able to obtain loans up to 50% of their account balance, not less than $1,000 or in excess of $50,000. The interest rate charged on the outstanding loan principal is based on the Prime Rate. For the years ended December 31, 2004 and 2003, the interest rates fluctuated between 5% and 6%.

(e)      Distributions

         Withdrawals during employment are permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals are made in compliance with provisions established by the IRS.

         Participants can choose when their benefits are distributed after employment terminates or at age 59 1/2. If the amount of benefits is $5,000 or less, payment will be made on a quarterly basis as soon as administratively possible.

         During the third quarter of 2003, the Company sold its membership club and warranty business to CPP Group, a privately-owned leading provider of assistance products and services throughout Europe. As a result of the sale, the assets of former participants of the Plan were transferred to CPP's plan, under the same administrator. The transfer is presented in the Statements of Changes in Net Assets Available for Benefits as "Transfers-out."

(2)  Summary of Significant Accounting Policies

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles and include the following significant accounting policies:

(a)      Investments

         Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan. The trustee has been granted authority to transact purchases and sales of investments in the funds, based upon the participant's discretion, and custodial responsibility for most of the Plan's assets.

         The fair value of investments is based on published market quotations on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Interest and dividend income from trustee-managed investment funds is accrued and recorded as earned. Realized gains or losses on the sales of investments and the change in unrealized appreciation or depreciation in the market value of investments are presented in total in the Statements of Changes in Net Assets Available for Benefits. Realized investment gains and losses are determined using the specific-identification method. Purchases and sales of securities are recorded on a trade-date basis.

(b)      Expenses

         Plan and trust expenses, except for participant loan fees, investment management and other mutual fund expenses, are paid by the Company. Participant loan fees, investment management and other mutual fund expenses are included in the Statement of Changes in Net Assets Available for Benefits as "Administrative fees."

(c)      Use of Estimates

         The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

(d)      Benefits

         Benefits are recorded when paid.

(e)      Concentrations of Market Risk

         At December 31, 2004 and 2003, approximately 16% and 9%, respectively, of the Plan's net assets available for benefits were invested in the common stock of Metris Companies Inc. The underlying value of the Metris Companies Inc. Common Stock Fund is entirely dependent upon the performance of Metris Companies Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Metris Companies Inc. Common Stock Fund in the near term could materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(3)  Investments

The following investments, stated at fair value, exceeded 5% of the Plan's end of year net assets.

                                                           December 31,
                                                              2004
                                                         ---------------
Scudder Balanced Fund                                    $     3,061,224
Janus Enterprise Fund                                          4,144,153
Scudder Stock Index Fund                                       6,357,336
Scudder Large Company Growth Fund                              4,390,740
Scudder Stable Value Fund                                      4,920,182
Scudder International Fund                                     2,438,313
PIMCO Total Return Fund                                        2,330,142
Metris Companies Inc. Common Stock Fund                        6,029,672

                                                           December 31,
                                                              2003
                                                         ---------------
Scudder Balanced Fund                                    $     2,830,166
Janus Enterprise Fund                                          3,281,004
Scudder Stock Index Fund                                       5,415,872
Scudder Large Company Growth Fund                              4,036,619
Scudder Stable Value Fund                                      4,527,045
Scudder International Fund                                     1,823,594
PIMCO Total Return Fund                                        2,093,204
Metris Companies Inc. Common Stock Fund                        2,705,625


(4)  Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

     (a) Mutual funds are based on published market quotations.

     (b) Common stock of the Company is based on published market prices.

     (c) Participant loans are valued at cost, which approximates fair value.


The carrying amounts and estimated fair values of the Plan's financial instruments at December 31 are as follows:
                                                      2004                                         2003
                                      -----------------------------------         -----------------------------------
                                      Carrying Amount          Fair Value         Carrying Amount          Fair Value
                                      ---------------        -------------        ---------------        -------------
Mutual Funds                          $  30,193,745          $ 30,193,745         $  25,800,084          $ 25,800,084
Metris Companies Inc. Common Stock        6,029,672             6,029,672             2,705,625             2,705,625
Participant Loans                         1,202,796             1,202,796               928,276               928,276
Total Investments                        37,426,213            37,426,213            29,433,985            29,433,985


(5)  Tax Status

The IRS has determined and informed the Company by a letter dated December 9, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, as defined by the appropriate sections of the Internal Revenue Code ("IRC"). The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)  Plan Termination and Obligation for Retirement Benefits

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable.

The Company's contributions are designed to accumulate funds needed to provide retirement benefits to its employees. The Plan does not provide for a predetermined retirement income.

(7)  Party-in-interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 ("ERISA" or the "Act") unless a specific exemption applies. Scudder Trust Company is a party-in-interest as defined by the Act as a result of its investing Plan assets in Scudder mutual funds. The Plan also engages in transactions involving the acquisition or disposition of units of participation in common stock of the Company, a party-in -interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(8)  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of employer contributions and participant contributions in the Statements of Changes in Net Assets Available for Benefits to the Form 5500:

                                                                  Year Ended
                                                               December 31, 2004
                                                               -----------------
Total employer contributions in the Statements of Changes
  in Net Assets Available for Benefits                           $   2,457,457
Plus: Employer contributions receivable for 2003                        76,917
Less: Employer contributions receivable for 2004                       (73,981)
                                                               -----------------
      Total employer contributions in the Form 5500              $   2,460,393
                                                               -----------------


Total participant contributions in the Statements of Changes
  in Net Assets Available for Benefits                           $   4,457,640
Plus: Participant contributions receivable for 2003                    140,717
Less: Participant contributions receivable for 2004                   (126,410)
                                                               -----------------
      Total participant contributions in the Form 5500           $   4,471,947
                                                               -----------------


Employer and participant contribution receivables are not included in the Form 5500 as the Form 5500 is prepared on a cash basis.

(10)  Subsequent Events

Subsequent to December 31, 2004, the Company amended the Plan as follows:

- Effective March 10, 2005, the Scudder Pathway(R) Moderate Portfolio replaced the Scudder Balanced Fund as an investment option for Plan participants. Scudder Pathway(R) Moderate Portfolio seeks to provide investors with a balance of growth and income by investing in a mix of Scudder money market, bond and equity mutual funds.

- Effective March 28, 2005, if a participant terminates employment with a vested account balance less than $1,000, the account balance is automatically distributed.

- Effective May 2, 2005, participants can contribute up to 25% of their compensation before federal income taxes. These contributions continue to be limited in total dollars on an annual basis by the applicable IRS regulations as discussed in Note 1, Item b of this report.

- Effective May 2, 2005, participants were offered eleven new investment options. These options are:

         American Century Equity Income Fund, Inv. Class - The fund seeks current income with capital appreciation as a secondary objective.

         American Century Ultra Fund, Inv. Class - The fund seeks long-term capital growth by investing in common stocks considered by management to be better-than-average prospects for appreciation.

         T. Rowe Price Mid-Cap Value Fund, Adv. Class - The fund seeks long-term capital appreciation by using a value-oriented approach. The fund invests in common stocks of medium sized companies believed to be undervalued in the marketplace.

         American Century Vista Fund, Inv. Class - The fund seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

         Scudder-Dreman High Return Equity Fund - The fund seeks a high total rate of return by investing primarily in large-capitalization stocks ($1 billion and greater) in undervalued sectors of the market.

         Scudder-Dreman Small Cap Value Fund - The fund seeks long-term capital appreciation by investing primarily in undervalued, small-capitalization U.S. stocks that are similar in market value to those in the Russell 2000 index.

         Barron Growth Fund - The fund seeks to invest in small-cap growth companies that management believes have long-term, sustainable competitive advantage that can be purchased at attractive prices.

         Scudder International Select Equity Fund - The fund seeks capital appreciation by investing primarily in stocks that make up the MSCI EAFE(R) Index.

         Scudder Pathway(R) Conservative Portfolio - The fund seeks current income and, as a secondary objective, growth of capital.

         Scudder Pathway(R) Growth Portfolio - The fund seeks long-term growth of capital and, as a secondary objective, current income.

         Personal Access Account SM - This fund is a self-directed brokerage account maintained through State Street Global Markets LLC, that allows participants to select investments from approximately 5,000 mutual funds along with individual securities, such as stocks and bonds, in addition to those funds that comprise the core investment options offered by the Plan.

- Effective May 2, 2005, the Metris Companies Inc. Common Stock Fund was closed to new contributions and transfers. Employees are able to transfer out any existing balances in this fund to other investment options in the Plan.

- Effective May 2, 2005, the MFS Value Fund, Scudder Large Company Growth Fund, Strong Opportunity Fund, Janus Enterprise Fund and Scudder International Fund became unavailable to participants. Unless otherwise directed by the affected participants, participant balances in these funds were transferred to available investment options with similar risk weightings.

                             Metris Retirement Plan
         Schedule H, Line 4i - Schedule of Assets (held at end of year)

                                                     As of December 31, 2004
                                                 Shares            Current Value
                                               --------------------------------
Scudder Stable Value Fund *                     4,920,182           $ 4,920,182

Scudder Stock Index Fund *                        176,055             6,357,336

Scudder Large Company Growth Fund *               186,681             4,390,740

Scudder Balanced Fund *                           175,027             3,061,224

Janus Enterprise Fund                             110,158             4,144,153

PIMCO Total Return Fund                           218,383             2,330,142

Scudder International Fund *                       55,103             2,438,313

MFS Value Fund                                     48,624             1,125,170

Strong Opportunity Fund                            30,743             1,426,485

Metris Companies Inc. Common Stock Fund           617,162             6,029,672

Participant Loans (5.0% - 6.0%)                                       1,202,796
                                                                    -----------
Total                                                              $ 37,426,213
                                                                    ===========

*Party-in-interest investment.

   See accompanying Report of Independent Registered Public Accounting Firm.